Exhibit 21.1
Third Point Reinsurance Ltd.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation

Third Point Reinsurance Company Ltd.	Bermuda

Third Point Re Marketing (UK) Limited.	United Kingdom

Third Point Reinsurance (USA) Ltd.	Bermuda

Third Point Re (UK) Holdings Ltd.	United Kingdom

Third Point Re (USA) Holdings Inc.	Delaware